# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Solidion Technology Inc., CIK 0001881551
CUSIP: 834212102
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 13355 Noel Rd, Suite 1100, Dallas, Texas (TX), 75240
Date of event which requires filing of this statement: 10/21/2025
Filed by CIK 0002092793
Persons authorized to receive notices and communications: Henry Ikezi, 2 Penn Plaza 31st Floor, New York, New York (NY), 10121, (347) 898-1819

## Reporting persons
- Madison Bond LLC (CIK 0002092793): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,758,366; sole dispositive power 0; shared dispositive power 2,758,366; aggregate amount beneficially owned 2,758,366 (38% of the class)
  Comment: Row 13: This calculation is based on 7,252,723 shares of Common Stock outstanding as reported by the Issuer in its Current Report on Form 8-K filed on October 15, 2025 (the "Current Report").
- Bayside Project LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 689,591; sole dispositive power 0; shared dispositive power 689,591; aggregate amount beneficially owned 689,591 (9.5% of the class)
  Comment: Row 13: This calculation is based on 7,252,723 shares of Common Stock outstanding as reported by the Issuer in its Current Report.
- Henry Ikezi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,447,957; sole dispositive power 0; shared dispositive power 3,447,957; aggregate amount beneficially owned 3,447,957 (47.5% of the class)
  Comment: Row 13: This calculation is based on 7,252,723 shares of Common Stock outstanding as reported by the Issuer in its Current Report.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Solidion Technology Inc.
Address of issuer's principal executive offices: 13355 Noel Rd, Suite 1100, Dallas, Texas (TX), 75240

## Item 2. Identity and Background
Name of person filing: This statement is being filed by (i) Madison Bond LLC ("Madison"); (ii) Bayside Project LLC ("Bayside"), and (iii) Henry Ikezi ("Mr. Ikezi" and together with Madison and Bayside, the "Reporting Persons"), as an individual and as the Manager of Madison and the Manager of FUN Investment Homes, LLC, which is the Manager of Bayside.
Residence or business address: 2 Penn Plaza 31st Floor, New York, NY 10121
Present principal occupation or employment: Madison and Bayside are holding companies for various investments. Mr. Ikezi is a real estate developer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Madison is a Nevada limited liability company. Bayside is a New York limited liability company. Mr. Ikezi is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 8, 2025 (the "Effective Date"), Madison and Bayside (together, the "Purchasers") announced the purchase of all of the outstanding Series C and Series D Warrants (together, the "Warrants") previously issued by the Issuer pursuant to the Securities Purchase Agreement, dated as of August 30, 2024 (the "Original Purchase Agreement"). Thereafter, the Company determined to invoke certain provisions in the Warrants and the Original Purchase Agreement in order to convert (the "Conversion") all remaining unexercised portions of the Series C and Series D Warrants into shares of the Common Stock, at a ratio of 1 to 1, such that each outstanding Series C and Series D warrant was converted into one share of the Common Stock. The Purchasers received 3,447,957 shares (the "Conversion Shares") of the Common Stock in the Conversion and the Company cancelled all outstanding Series C and Series D Warrants.

## Item 4. Purpose of Transaction
Purpose of transaction: The responses of the Reporting Persons to Items 3 and 6 hereof are incorporated herein by reference. The shares are held for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D, as of the date hereof are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: Other than the acquisition of the shares as reported herein, each Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of any of the shares of Common Stock reported in Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Except as described in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and between such persons any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

The information furnished in Items 2, 3 and 4 is incorporated into this Item 6 by reference.

Purchase Agreement

In connection with the Conversion, the Reporting Persons agreed to amend the Original Purchase Agreement to lift certain finance restrictions on the Issuer, including the provisions therein related to restrictions on the additional issuances of securities, participation in future financings and lock-ups, subject to reasonable dilution protection for the Reporting Persons.

Lock-up

In connection with the Conversion, the Reporting Persons have agreed, subject to the certain customary exceptions, not to (i) sell, offer to sell, agree to offer or sell, solicit offers to purchase, convert, contract or agree to sell, pledge, encumber, assign, borrow, or otherwise dispose of, directly or indirectly, any shares of Common Stock held by them (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of Common Stock if any, acquired during the Lock-Up Period (as defined below), the "Lock-Up Shares"), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise, or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is 12 months after October 21, 2025 (the period from the October 21, 2025 until such date, the "Lock-Up Period"). The exceptions also generally include transfers (A) of no more than five percent (5%) of the total Lock-Up Shares in the aggregate taking into account all transfers during the Lock-Up Period (provided that total transfers during any period of five consecutive trading days shall not exceed five percent (5%) of the daily average trading volume of the Common Stock over the immediately preceding five trading days and (B) in connection with the pledge, hypothecation or other grant of a security interest in any Lock-Up Shares to one or more lending institutions as collateral or security for any loan, advance or extension of credit and any transfer upon foreclosure upon such Lock-Up Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: A. Joint Filing Agreement, by and between the Reporting Persons, dated November 4, 2025

## Signatures
- Madison Bond LLC: /s/ Henry Ikezi, Henry Ikezi/Manager of FUN Investment Homes, LLC, Manager of Madison Bond LLC (11/04/2025)
- Bayside Project LLC: /s/ Henry Ikezi, Henry Ikezi/Manager (11/04/2025)
- Henry Ikezi: /s/ Henry Ikezi, Henry Ikezi (11/04/2025)